

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 8, 2007

Ms. Beth B. Hood
North American Galvanizing & Coatings, Inc.
5314 S. Yale Avenue
Suite 1000
Tulsa, Oklahoma 74135

RE: North American Galvanizing & Coatings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed February 10, 2006
File # 1-3920

Dear Ms. Hood:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

.

Sincerely,

John Cash
Accounting Branch Chief